IAMGOLD EXTENDS MINERALIZATION AT THE NELLIGAN GOLD PROJECT, QUEBEC WITH INITIAL ASSAY RESULTS FROM ITS 2020 WINTER DRILLING

Toronto, Ontario, June 18, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced initial assay results from its 2020 exploration diamond drilling program completed at its Nelligan joint venture project (IAMGOLD Corporation: 75%, Vanstar Mining Resources Inc. ("Vanstar"): 25%), located 60 kilometres southwest of Chibougamau, Quebec, Canada. The Company is reporting assay results from six (6) diamond drill holes totaling 3,717 metres completed as part of the 2020 drilling program. Assays are pending from a further three (3) completed drill holes totaling 1,278 metres.

The assay results reported herein are provided in Table 1 below and include the following highlights:

(A drill hole plan map is attached to this news release.)

Renard Zone:

  Drill hole NE-20-150: 25.1 metres grading 1.87 g/t Au

      includes:    2.6 metres grading 4.72 g/t Au

  Drill hole NE-20-151: 1.50 metres grading 33.8 g/t Au

and  28.5 metres grading 1.45 g/t Au

      includes:    4.5 metres grading 5.75 g/t Au

  Drill hole NE-20-152: 27.0 metres grading 2.86 g/t Au

      includes:    3.0 metres grading 13.3 g/t Au

and    31.7 metres grading 1.08 g/t Au

       includes:     1.5 metres grading 12.9 g/t Au

Renard West Zone:

  Drill hole NE-20-155:  10.5 metres grading 10.5 g/t Au  (4.95 g/t Au capped at 30g/t)

      includes:    1.5 metres grading 69.1 g/t Au

and    28.5 metres grading 0.78 g/t Au

        includes:    12.0 metres grading 1.18 g/t Au

The Nelligan Gold project (on a 100% basis) hosts Inferred Mineral Resources containing 3.2 million ounces of gold grading 1.02 g/t Au (see news release dated October 22, 2019).  The 2020 diamond drilling program was designed to infill selected areas of the resource to upgrade resource classification from Inferred to an Indicated category and evaluate potential resource extensions at depth and along strike.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "We continue to be pleased with these further positive results obtained from the 2020 program completed before our activities were suspended as directed by the Government of Quebec in response to the COVID-19 crisis. The drilling program continued to intersect the expected alteration and associated mineralization within the resource area, and importantly has demonstrated that the alteration system remains open along strike to the west outside of the current modeled resource for potentially another 500 metres. Additional drilling is needed to assess this potential and we look forward to the resumption of our drilling activities once conditions allow us to do so in a safe manner."

Next Steps

In response to the global COVID-19 crisis, IAMGOLD temporarily suspended its diamond drilling program in progress on the Nelligan project on March 23rd. The 2020 exploration drilling program was planned to involve the completion of approximately 8,000 metres focused on infill drilling to improve resource classification as well as step-out drilling to evaluate potential resource extensions at depth and along strike. A total of 4,995 metres of diamond drilling were completed up to the suspension of the program. A summer drilling campaign is currently being designed to complete the drilling program, taking into consideration summer access conditions as well as the implementation of safety protocols to prevent COVID-19 infections. All pending assay results from drilling completed to date will be reported once they are received, validated and compiled.

Additional metallurgical tests are also planned in the coming months to provide additional information on the metallurgical recoveries from the various zones of mineralization comprising the Mineral Resources of the Nelligan gold deposit and to further refine the process flow sheet parameters. The geological, geochemical and structural models have been updated and refined to assist the selection of representative metallurgical samples and to support further deposit studies.

Regional exploration activities will also continue to define and evaluate other priority targets on the property with focused geological mapping programs supported by geochemical and geophysical surveys as merited.

About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment of the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area are observed broadly as two styles of mineralization: 1) Quartz-sulphide vein type, and 2) disseminated sulphide (pyrite) mineralization in hydrothermally altered units. Mineralization observed on the Nelligan project is dominated by the latter and is characterized by hydrothermal alteration of the host meta-sedimentry units displaying variable carbonatization, sericite, phlogopite and pervasive silicification; and associated with widespread disseminated pyrite, varying from 1% to locally 15%, trace molybdenite and occasionally fine grains of visible gold. Mineralization associated with the estimated mineral resources has been intersected in drilling over a strike length of more than 1.0 kilometre, and to a depth of over 350 vertical metres.

As at December 31, 2019, IAMGOLD reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).

The Nelligan Gold Project  is held under an earn-in option to joint venture agreement with Vanstar (IAMGOLD: 75%; Vanstar: 25%) where IAMGOLD has a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures,  variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people.

IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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Notes:

1. True widths are estimated at 70 to 90% of the core interval.

2. Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.

3. Assays intervals are reported uncapped and capped at 30 g/t Au and high grade sub-intervals are highlighted.

Figure 1: Nelligan drill hole plan map and highlighted 2020 assay results.